

December 8, 2010

Richard Ryan
Senior Vice President and Chief Financial Officer
SEACOR Holdings Inc.
2200 Eller Drive, P.O. Box 13038
Fort Lauderdale, FL 33316

>   **Re: SEACOR Holdings Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
>   **Filed October 29, 2010**
>   **File No. 001-12289**

Dear Mr. Ryan:

       We have reviewed your response letter dated October 28, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 26

1. We have reviewed your response to our prior comment two, the sample disclosure provided in Annex A to your response letter, and the MD&A disclosure regarding your segments' results in your Form 10-Q for the quarterly period ended September 30, 2010. However, we do not believe that your revised disclosure regarding your segments' costs is fully responsive to the suggestions made in our prior comment. In this regard, we note that while you have agreed to quantify and explain material changes in the cost categories that have been disclosed for each segment (i.e., operating, administrative and general, and depreciation and amortization costs), it appears that you do not plan to provide

quantitative information regarding individually material amounts that have been aggregated within "operating" costs and expenses (i.e., the components). Given that "operating" costs and expenses represent greater than 50% of the total costs incurred by each of your segments, we believe that providing additional analysis at a disaggregated level may be necessary to provide readers of your financial statements ("readers") with a adequate understanding of both how and the extent to which changes in costs have impacted your segment's performance. In addition, we believe that quantifying the material components of each segment's operating costs and expenses for each of your comparable reporting periods would i) provide additional context useful in assessing the magnitude of variances addressed in your narrative disclosure and ii) provide for a more detailed analysis of the underlying drivers that have impacted your segments' costs, profit margins, and cost structures, as applicable. Please expand your MD&A disclosure regarding each segment's results to a) identify and quantify (preferably in tables) individually material categories of costs that have been aggregated within "operating" costs and expenses and b) discuss the underlying reasons for any material variances in the amounts recognized for the items identified. Please provide your proposed expanded disclosure as part of your response.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding our comment on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief